UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Evonsys, Inc.

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Delaware

       Date of Organization:

       July 7, 2015

Physical Address of Issuer:

4550 New Linden Hill Road, Suite 104, Wilmington, DE 19808

Website of Issuer:

https://www.evonsys.com

Current Number of Employees:

99

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$12,053,013	$10,344,205
Cash & Cash Equivalents	$3,244,436	$2,435,327
Accounts Receivable	$5,570,357	$4,451,748
Current Liabilities	$2,019,584	$2,132,805
Long-Term Liabilities	$0	$0
Revenues/Sales	$31,294,857	$21,180,518
Cost of Goods Sold	$0	$0
Taxes Paid	$196,274	$24,685
Net Income/(Net Loss)	$1,919,144	$1,659,561

TABLE OF CONTENTS

FORM C-AR

ABOUT THIS FORM C-AR 1

FORWARD-LOOKING STATEMENTS 1

OTHER INFORMATION 2

    Bad Actor Disclosure..2

SIGNATURE 3

EXHIBIT A: Annual Report

SUMMARY 5

    The Company 5

RISK FACTORS 6

    Risks Related to the Company's Business and Industry 6

BUSINESS 11

    Description of the Business 11

    Business Plan 11

    The Company's Products and/or Services 11

    Competition 11

    Customer Base 11

    Intellectual Property 12

    Governmental/Regulatory Approval and Compliance...12

    Litigation 12

DIRECTORS, OFFICERS, AND MANAGERS 13

    Biographical Information 14

    Indemnification...14

    Employees 14

CAPITALIZATION, DEBT AND OWNERSHIP 14

    Capitalization..14

    Outstanding Capital Stock 14

    Outstanding Options, SAFEs, Convertible Notes, Warrants 19

    Outstanding Debt..19

    Previous Offerings of Securities 20

    Ownership...21

FINANCIAL INFORMATION 21

    Results of Operations 21

    Cash and Cash Equivalents 21

    Liquidity and Capital Resources..21

    Capital Expenditures and Other Obligations 21

    Material Changes and Other Information 21

    Restrictions on Transfer...21

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 22

EXHIBIT B: Financials (Unaudited)..23


April 30, 2025

Evonsys, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Evonsys, Inc. ("**Evonsys,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.evonsys.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Evonsys, Inc.
(Issuer)
By:/s/ Arunkumar Madras Subramanian
(Signature)
Arunkumar Madras Subramanian
(Name)
Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Arunkumar Madras Subramanian
(Signature)
Arunkumar Madras Subramanian
(Name)
Director
(Title)
April 30, 2025
(Date)
/s/ Nishadha Anushan Fonseka
(Signature)
Nishadha Anushan Fonseka
(Name)
Director
(Title)
April 30, 2025
(Date)

/s/ Punnaivanam Paramasivan
_____
(Signature)

Punnaivanam Paramasivan
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

/s/ Prasanna Sai Raja Ratna Sai
_____
(Signature)

Prasanna Sai Raja Ratna Sai
_____
(Name)

Director
_____
(Title)

April 30, 2025
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

Evonsys, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Evonsys, Inc. provides IT services for enterprises. Evonsys, Inc. was originally formed as a Delaware limited liability company on July 2, 2015 under the name Evonsys, LLC. On March 5, 2021, the Company was converted into a Delaware corporation named Evonsys, Inc.

The Company is located at 4550 New Linden Hill Road, Suite 104, Wilmington, DE 19808. The Company sells its services through the internet throughout the United States and internationally.

The Company has the following subsidiaries, all of which are wholly-owned:

(i)   Evonsys India Private Limited, which was formed on March 24, 2016 as a company in India. This entity has 285 employees.

(ii)   Evonsys PTY LTD, which was formed on November 3, 2016 as a company in Australia. This entity has 9 employees.

(iii)   Evonsys Europe B.V., which was formed on August 9, 2017 as a company in the Netherlands. This entity was a majority owned subsidiary of the Company (80%) until the remaining 20% was acquired in October 2024. Evonsys Europe B.V. was formed to provide technology and transformation solutions to enterprises and has 5 employees

(iv)   Evonsys PTE. LTD, which was formed on October 20, 2017 as a company in Singapore. This entity has one employee.

(v)   Evonsys Private Limited, which was formed on February 21, 2019 as a company in Canada. This entity has 9 employees.

(vi)   Evonsys (pvt) Ltd., which was formed on October 28, 2015 as a company in Sri Lanka. This entity has 213 employees.

(vii)   EOne Technologies Private Limited, which was formed on February 19, 2014 as a company in India. This entity was acquired by the Company in 2024 and has 65 employees.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.evonsys.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

A substantial majority of the Company is owned by the Co-Founders and they will exercise voting control.

Prior to the Offering, the Company's Co-Founders beneficially own a substantial majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, the Co-Founders may be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Co-Founders may have interests that are different from yours. For example, the Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, lack of, or reduced, revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important.

The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

If we are unsuccessful in adding customers of our products and services, or if our clients decrease their business with us, our revenue, financial results, and business may be significantly harmed.

We offer IT services to large business enterprises and this industry is highly competitive. The amount of clients, and our client's level of business, is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active clients of our products and services offered. If clients do not perceive our products or services to be useful, reliable, or technology-leading, we may not be able to attract or retain these clients or otherwise maintain or increase the frequency and duration of their engagements with us. There is no guarantee that we will not experience an erosion of our active client base or business levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

Evonsys, Inc. helps world's leading organizations become better by leveraging the power of low-code. Since 2015, we have helped large multi-national banks, automotive manufacturers, insurance companies, retailers and governments automate operations, reduce risks and better manage people through our suite of solutions.

Business Plan

Evonsys, Inc. allows enterprise businesses to digitize and automate with low-code platforms. We provide IT services using low code application platforms like Pegasystems, Salesforce, Outsystems and Mendix.

Most enterprises have disparate systems working on silos to serve a customer. This can result in a number of challenges including:

- Time lost in manual processes
- Data entry errors that can compromise credibility
- Restricted and limited access to information
- Complex and convoluted IT landscapes
- Difficulties in training staff on multiple systems

We specialize in low code platforms which drastically reduce implementation time. Benefits of low code platforms include:

- Improved agility
- Decreased costs
- Increased productivity

- Enhanced customer experience
- Effective risk management and governance
- Highly flexible
- Swifter transformation

Many IT organizations are keen on adopting low code development to simplify their operations.

The Company's Products and/or Services

Product / Service	Description	Current Market
Digital Transformation Services	Offering digital transformation with low-code, robotic process solutions and business process automation solutions.	Large sized enterprises in the banking and financial services, healthcare, government, high-tech industries and retail sectors with one billion or more in revenues.
Pega Services	Offer Pega Cloud omni-solutions, Pega DevOps for app-building, Pega Upgrade and Constellation UI productivity and efficiency solutions.	Large sized enterprises in the banking and financial services, healthcare, government, high-tech industries and retail sectors with one billion or more in revenues.
Low-Code Solutions	Offer Mendix Services, Salesforce Services and Outsystems Services.	Large sized enterprises in the banking and financial services, healthcare, government, high-tech industries and retail sectors with one billion or more in revenues.
Evonsys Products	Offer Test Automation, Human Capital Management, Payment Investigation and Incentive & Promotions products.	Large sized enterprises in the banking and financial services, healthcare, government, high-tech industries and retail sectors with one billion or more in revenues.

Competition

The markets in which our services are sold are highly competitive. Our products and services compete against similar products and services of many large and small companies, including well-known global competitors.

Our primary competitors are Accenture, CapGemini, Infosys and Tata Consultancy Services.

Customer Base

Our customer base is primarily large sized enterprises in the banking and financial services, healthcare, government, high-tech industries and retail sectors with one billion or more in revenues.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arunkumar Madras Subramanian	CEO, Co-Founder and Chairman	CEO and Co-Founder of Evonsys, Inc., 2015 – Present Responsible for strategy, business development and general CEO responsibilities	AM Jain College, Bachelor in Business Administration, 1998
Nishadha Anushan Fonseka	Executive Vice President, Co-Founder, Director and Secretary	COO, Co-Founder, Director and Secretary of EvonSys, Inc., 2015 – Present Responsible for general operations and oversight of human resources.	University College Dublin, B.S., Information Systems, 2002
Punnaivanam Paramasivan	CTO, Co-Founder and Treasurer	CTO and Co-Founder of EvonSys, Inc., 2015 – Present Responsible for Product Development, IT and Marketing.	Mepco Schlenk Engineering College, Bachelor in Engineering, Electronics & Communication, 2004
Prasanna Sai Raja Ratna Sai	Executive Vice President, Co-Founder and Director	EVP, Co-Founder and Director of Evonsys, Inc., 2015 – Present. Responsible for Delivery Success for Client Implementation.	RMK Engineering College, Bachelor in Engineering, Electrical & Electronics, 2004

Biographical Information

Arunkumar Madras Subramanian: Arunkumar is the CEO, Co-Founder and Director of the Company. With over 25 years of experience in technology and business process design, he is the pillar of EvonSys, a company that helps clients achieve digital transformation through agile methodologies and enterprise architecture.

Nishadha Anushan Fonseka: Nishadha is the EVP, Co-Founder and Director of the Company. With over 25 years of technology and leadership experience, he oversees the HR department and takes care of the general operations of the Company.

Punnaivanam Paramasivan: Punnaivanam is the CTO and Co-Founder of the Company. With 20 years of experience at leading service organizations, he specializes in product development. He also oversees the IT and Marketing department.

Prasanna Sai Raja Ratna Sai: Prasanna is the EVP and Co-Founder of the Company. With 20 years of experience on Pega, he makes sure the delivery aspect of EvonSys is always top-notch.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 99 full-time employees in the United States. When combined with its foreign employees working for subsidiaries, the Company has 701 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and the Series B Certificate of Designation.

As of the date of this Form C-AR, the Company's authorized capital stock consists of (i) 150,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), and (ii) 29,694,691 shares of Preferred Stock, $0.0001 par value per share (the "**Preferred Stock**"). Of the Preferred Stock, (i) 3,560,000 shares shall be designated Series A Convertible Preferred Stock (the "**Series A Preferred Stock**"), (ii) 2,534,656 shares shall be designated Series A-1 Convertible Preferred Stock (the "**Series A-1 Preferred Stock**"), (iii) 3,600,035 shares shall be designated Series A-2 Convertible Preferred Stock (the "**Series A-2 Preferred Stock**", and together with the Series A Preferred Stock and Series A-1 Preferred Stock, the "**Designated Preferred Stock**"); (iv) 15,000,000 shares shall be designated Series B Convertible Preferred Stock (the "**Series B Preferred Stock**"); and (v) 5,000,000 shares shall be designated Series B-1 Convertible Preferred Stock (the "**Series B-1 Preferred Stock**").

As of the date of this Form C-AR, (i) 69,000,000 shares of Common Stock; (ii) 3,200,000 shares of Series A Preferred Stock; (iii) 2,534,641 shares of Series A-1 Preferred Stock; (iv) 3,600,035 shares of Series A-2 Preferred Stock; and (v) 287,500 shares of Series B Preferred Stock; and (vi) 324,411 shares of Series B-1 Preferred Stock, are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	69,000,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Type	Series A Preferred Stock
Amount Outstanding	3,200,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.25 per share; (b) Right to receive dividends for Designated Preferred Stock equal to applicable Original Issue Price, as adjusted, when declared (non-cumulative) prior to Common Stock, Series B Preferred Stock and Series B-1 Preferred Stock; (c) Liquidation Preference for Designated Preferred Stock equal to applicable Original Issue Price, plus any dividends declared but unpaid, prior to Common Stock, Series B Preferred Stock and Series B-1 Preferred Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price, as adjusted; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering with an offering price of at least $0.90 per share, as adjusted; (f) Protective provisions so long as 15,000,000 shares of Designated Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock which may dilute the Security.

Type	Series A-1 Preferred Stock
Amount Outstanding	2,534,641
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.1875 per share; (b) Right to receive dividends for Designated Preferred Stock equal to applicable Original Issue Price, as adjusted, when declared (non-cumulative) prior to Common Stock, Series B Preferred Stock and Series B-1 Preferred Stock; (c) Liquidation Preference for Designated Preferred Stock equal to applicable Original Issue Price, plus any dividends declared but unpaid, prior to Common Stock, Series B Preferred Stock and Series B-1 Preferred Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price, as adjusted; (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering with an offering price of at least $0.90 per share, as adjusted; and (f) Protective provisions so long as 15,000,000 shares of Designated Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-1 Preferred Stock which may dilute the Security.

Type	Series A-2 Preferred Stock
Amount Outstanding	3,600,035
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(g) Original Issue Price of $0.20 per share; (h) Right to receive dividends for Designated Preferred Stock equal to applicable Original Issue Price, as adjusted, when declared (non-cumulative) prior to Common Stock, Series B Preferred Stock and Series B-1 Preferred Stock; (i) Liquidation Preference for Designated Preferred Stock equal to applicable Original Issue Price, plus any dividends declared but unpaid, prior to Common Stock, Series B Preferred Stock and Series B-1 Preferred Stock; (j) Right to convert into Common Stock at any time at the Original Issue Price, as adjusted; (k) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering with an offering price of at least $0.90 per share, as adjusted; and (l) Protective provisions so long as 15,000,000 shares of Designated Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-2 Preferred Stock which may dilute the Security.

Type	Series B Preferred Stock
Amount Outstanding	287,500
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $0.80 per share; (b) Right to receive dividends on a pari passu basis with the Common Stock, as one class, when or if declared (non-cumulative); (c) Liquidation Preference junior to the Designated Preferred Stock but senior to the Common Stock equal to Original Issue Price, subject to adjustment; (d) Right to convert into Common Stock at any time at the Original Issue Price, as adjusted; and (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering with an offering price of at least $0.90 per share, as adjusted.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series B Preferred Stock which may dilute the Security.

Type	Series B-1 Preferred Stock
Amount Outstanding	324,411*
Par Value Per Share	$0.0001
Voting Rights	None
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $1.20 per share; (b) Right to receive dividends on a pari passu basis with the Common Stock, as one class, when or if declared (non-cumulative); (c) Liquidation Preference junior to the Designated Preferred Stock but senior to the Common Stock equal to Original Issue Price, subject to adjustment; (d) Right to convert into Common Stock at any time at the Original Issue Price, as adjusted; and (e) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Company in a public offering with an offering price of at least $0.90 per share, as adjusted.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series B-1 Preferred Stock which may dilute the Security.

*Estimated figure which includes shares representing $22,119 in subscriptions that have not yet been funded.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company does not have any Options, SAFEs, Convertible Notes or Warrants outstanding.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series B-1 Preferred Stock	$389,293*	324,411	Product Development and General Working Capital	Various dates between August 9, 2024 and April 25, 2025	Regulation CF
Series B Preferred Stock	$230,000	287,500	Product Development and General Working Capital	November 30, 2022 December 1, 2022; December 16, 2024	Section 4(a)(2)
Series A Preferred Stock	$800,000	3,200,000	Product Development and General Working Capital	August 31, 2022	Section 4(a)(2)
Series A-2 Preferred Stock	N/A**	3,600,035	N/A	August 31, 2022; December 16, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$1,195,255	1***	Product Development and General Working Capital	June 1, 2022	Reg. CF
Series A-1 Preferred Stock	N/A****	2,534,641	N/A	December 16, 2024	Section 4(a)(2)

*Estimated figure which includes shares representing $22,119 in subscriptions that have not yet been funded.

**Represents the conversion of SAFEs issued on June 1, 2022 at a valuation cap of $20,000,00 and a discount of 20% at a conversion price of $0.20 per share.

***Investment made through a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933. A portion of the amount raised has been converted into Series A-2 Preferred Stock as noted in * above.

**** Represents the conversion of SAFEs that had a valuation cap of $18,000,000 and a discount of 20% at a conversion price of $0.1875 per share.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $1,309,235 in cash and cash equivalents, and when combined with cash receivables, leaves the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2025, the Company completed an offering of Series B-1 Preferred Stock pursuant to Regulation CF and raised $389,293 (estimated figure which includes shares representing $22,119 in subscriptions that have not yet been funded).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) The Company has several intercompany loans to its subsidiaries outstanding, totaling in the aggregate $1,072,780, broken down as follows: (i) $752,448 due from Evonsys PTY Ltd, (ii) $163,350 due from Evonsys India Private Limited and (iii) $156,982 due from Evonsys Europe BV. These intercompany loans are unsecured, non-interest bearing and due on demand.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 30, 2025

Evonsys, Inc.



EVONSYS, INC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET [SUBJECT TO CHANGES]
[AS EXTRACTED FROM THE BOOKS OF ACCOUNTS]
AS AT DECEMBER 31,2024

PARTICULARS	Consolidated 2024
	Unaudited
ASSETS	
Current Assets:	
Cash and Cash Equivalents	3,244,436
Accounts Receivable	5,570,357
Prepaid Expenses	230,778
Refund Receivable	255,115
Other Assets	2,306,156
Due from Related Party (*unreconciled*)	0
Total Current Assets	11,606,843
Non Current Assets:	
Deposits	83,813
Property and Equipment, Net	362,357
Total Non Current Assets	446,170
TOTAL ASSETS	12,053,013
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Current Liabilities:	
Accounts Payable	537,608
Accrued Expenses	473,547
Loan Payable	1,008,428
Total Current Liabilities	2,019,584
Total Liabilities	2,019,584
Member's Equity:	
Capital Stock incl Wefunder	**10,033,429**
Reserves & Surplus / Retained Earnings (*unreconciled*)	
Accumulated other comprehensive Income / (Loss)	
Total Member's Equity	10,033,429
Non Controlling Interesting in Subsidiary	
Total Equity	10,033,429
TOTAL LIABILITIES AND MEMBER'S EQUITY	12,053,012

EVONSYS, INC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF PROFIT AND LOSS [SUBJECT TO CHANGES]
[AS EXTRACTED FROM THE BOOKS OF ACCOUNTS]
FOR THE YEAR ENDED DECEMBER 31,2024

PARTICULARS	Consolidated 2024
	Unaudited
Net Revenue	31,294,857
Operating Expenses	
Subcontractors - COS / Direct Expenses	1,226,964
General & administrative	27,159,653
Sales & marketing	719,166
Total Operating Expenses	29,105,782
Income / Loss from Operations	2,189,075
Other Income / Expenses	
Other income/(expense)	-60,667

Interest expense	-12,990
Total Other Income/(Expense)	-73,657
Income Taxes	196,274
Net income/(loss)	1,919,144
Net income/(loss) attributable to noncontrolling interest	-
Net income/(loss) attributable to Evonsys, LLC	1,919,144
Net income/(loss)	1,919,144
Other comprehensive income/(loss)	-
Foreign currency translation gain/(loss)	197,111
Comprehensive income/(loss)	2,116,255
Less: Comprehensive income/(loss) attributable to	
Foreign currency translation gain/(loss)	-
Comprehensive income/(loss) attributable to Evonsys, LLC	2,116,255

Summary for Reference

Year	2024	2023	2022
Net Revenue	31,294,857	23,495,159	18,522,649
Net Profit before FCY transalation gain / loss	1,919,144	665,085	1,334,375
FCY translation gain / loss	197,111	12,155	-83,774
Net Profit	2,116,255	677,240	1,250,601
NP Ratio before FCY translation gain / loss	6.13	2.83	7.20
NP Ratio after FCY translation gain / loss	6.76	2.88	6.75